UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

October 2, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

NCR Corporation

File No. 001-00395- CF#19805

NCR Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from an Exhibit to a Form 10-K filed on March 1, 2007, as amended on June 4, 2008.

Based on representations by NCR Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

    Exhibit 10.6   through January 19, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        David L. Orlic
        Special Counsel